March 31, 2008

Mr. Mark Webb
Branch Chief, Financial Services Group
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations, as applicable)
File No. 0-19599

Dear Mr. Webb:

We are writing in response to your letter dated March 18, 2008, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2007 (the “2007 Form 10-K”).

For your convenience and reference, we have repeated the Staff’s comments below (using the same paragraph numbering used in your letter) and included in our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we will incorporate the disclosures indicated in our responses below, as applicable, in our Form 10-K for the fiscal year ended March 31, 2008 and in future filings. For the reasons stated below, we respectfully request that an amendment to our 2007 Form 10-K not be required.

1.
Please amend to include the disclosures on related party transactions required by Item 404 of Regulation S-K. We note the statement that such disclosure is incorporated by reference to the proxy statement; however, we do not find the disclosure in the definite proxy materials filed on June 29, 2007.

Our disclosures regarding related party transactions, including any disclosures required by Item 404 of Regulation S-K, were set forth in our definitive proxy statement filed on June 29, 2007 (the “2007 Proxy Statement”) under the captions, “Election of Directors,” “Corporate Governance Matters—Director Independence,” and in Note 7 to our Consolidated Financial Statements, as included in our 2007 Form 10-K and our 2007 annual report to shareholders as mailed with our 2007 Proxy Statement, under the caption “Notes Payable—Senior Notes Payable--$167,000,000 Revolving Credit Facility.”

The reference to “Related Party Transactions” in Item 13 was an inadvertent cross-reference to information that was otherwise provided in the sections described above. Accordingly, because these disclosures were otherwise provided directly in our 2007 Form 10-K or by incorporation by reference to the sections of our 2007 Proxy Statement as described above, we respectfully request that an amendment to our 2007 Form 10-K not be required.

2.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We, and Ms. Kelly Malson, as a signatory to this letter, hereby acknowledge that our Chief Financial Officer, Ms. Kelly Malson (who was identified on the signature page of our 2007 Form 10-K as “Kelly Malson Snape, Chief Financial Officer,” is and was, at the time of the filing of our 2007 Form 10-K, the Company’s Principal Accounting Officer and intended her signature on our 2007 Form 10-K to be in such capacity, as well as the capacity of Principal Financial Officer. We will revise the signature page on our Form 10-K for the annual period ended March 31, 2008 to clearly identify our Principal Accounting Officer, but respectfully request that an amendment to our 2007 Form 10-K not be required in light of the foregoing acknowledgement that Ms. Malson served in the capacity of Principal Accounting Officer at the time of the filing of our 2007 Form 10-K and intended that her execution of the 2007 Form 10-K be in both the capacity of Principal Financial Officer and Principal Accounting Officer.

In accordance with the Staff’s comments in your letter dated March 18, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this addresses each of your concerns and comments. Please let us know if you would like to discuss any of these matters further.

Sincerely,

/s/ A. Alexander McLean III
A. Alexander McLean III
Chief Executive Officer
World Acceptance Corporation

/s/ Kelly M. Malson
Kelly M. Malson
Chief Financial Officer
World Acceptance Corporation